FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]

Athens, 19 March 2013

ANNOUNCEMENT

Commencement of merger process

At its meeting today (19/03/2013), the Board of Directors of National Bank of Greece S.A. decided to commence the merger process with Eurobank Ergasias S.A. The merger will be effected by means of absorption of Eurobank by NBG, through the unification of the two entities’ assets and liabilities, with the combined implementation of the provisions of article 16 of Law 2515/1997 and articles 69-77a of Codified Law 2190/1920. The conversion date will be 31 December 2012. The conversion balance sheets of the two banks will be their balance sheets as at 31 December 2012.

NATIONAL BANK OF GREECE S.A.

Press Release

Announcement Date & Time of Full Year 2012 Results

National Bank of Greece will announce 2012 results, for the Bank and the Group, on Wednesday 27 March 2013, at 17:30, Greek time (+2:00 GMT). A joint conference call of NBG and Eurobank for the presentation and discussion of results is scheduled to follow at 18:00 Greek time the same day.

Athens, 19 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 20th March, 2013

/s/Petros Christodoulou

(Registrant)

Deputy Chief Executive Officer

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